InstaPay Systems, Inc.
                                98 Shoreline Way
                             Hampton, Georgia 30228

                                January 11, 2005



VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

Re: Withdrawal of Registration Statement on Form SB-2 (the "Registration Statement") Filed with the Securities and Exchange Commission on June 8, 2004 and on December 2, 2004
         (Registration No. 333-116291)

Ladies and Gentlemen:

      Pursuant to Rule 477 promulgated under the Securities Act of 1933, InstaPay Systems, Inc. hereby requests the Securities and Exchange Commission to withdraw the Registration Statement. InstaPay has decided not to proceed with the equity line of credit financing at this time. The Registration Statement related primarily to the equity line of credit and the resale of the shares of common stock to be issued under the equity line of credit. No shares have been sold under the Registration Statement

                                                     Sincerely,

                                                     Harry Hargens
                                                     Chief Executive Officer